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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-15194


                             dated December 20, 2001

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
             (Exact Name of Registrant as Specified in its Charter)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                 (Translation of Registrant's Name into English)

           Avenida Maria Coelho Aguiar, 215, Bloco F, 6(degree) andar
                         05804-900 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X              Form 40-F
                   -----                      ----

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No   X
             ----                              -----


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2001


                                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                    By: /s/ Luis Felipe P. Dutra Leite
                                        ------------------------------------
                                        Name:  Luis Felipe P. Dutra Leite
                                        Title: Chief Financial Officer and
                                               Investor Relations

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                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING INFORMATION

          AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

          o    the declaration or payment of dividends;

          o    the direction of future operations;

          o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

          o the implementation of AmBev's financing strategy and capital expenditure plans;

          o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

          o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

          Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

          Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

          Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

          o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

          o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

          o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

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                                  EXHIBIT INDEX

Exhibit   Description of Exhibit                                    Page


1.        Press release of Companhia de Bebidas das Americas
          - AmBev dated December 19, 2001.                            5



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                                    Exhibit 1

Press release of Companhia de Bebidas das Americas - Ambev dated
December 19, 2001